UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 8, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	0-51477 Commission File Number	20-2903562 (I.R.S. Employer Identification Number)

1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: August 11, 2006

SRKP 8, INC.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

August 11, 2006

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share, of SRKP 8, Inc., a Delaware corporation (“SRKP 8” or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of August 11, 2006 of the outstanding shares of common stock, par value $0.001 per share, of SRKP 8, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 8” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement (the “Exchange Agreement”) dated as of June 30, 2006, and as amended effective as of August 11, 2006, by and among SRKP 8, Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., a company formed under the laws of the People's Republic of China (“Shenghuo China”), and Lan’s Int’l Medicine Investment Co., Limited, a Hong Kong corporation and shareholder holding 93.75% of the equity interest of Shenghuo China ("LIMI"). Pursuant to the terms of the Exchange Agreement, as amended, we will issue an aggregate of 16,262,450 shares of our common stock to LIMI and its designees in exchange for 93.75% of the equity interest of Shenghuo China (the “Share Exchange”). Of the 16,255,400 shares that we will issue, 15,213,000 shares of common stock will be issued to LIMI, 567,600 shares of common stock will be issued to Marvel International Limited, as a designee of LIMI, and 474,800 shares of common stock will be issued FirstAlliance Financial Group, Inc., as a designee of LIMI. In addition, at the closing of the Share Exchange, we will issue 200,000 shares of our common stock and five year warrants to purchase 100,000 shares of our common stock at a per share exercise price of $2.50 for investor relations services (the “IR Securities”). We will also cancel an aggregate of 2,036,000 shares of common stock held by certain of our shareholders such that there will be 664,000 shares of common stock outstanding immediately prior to the Share Exchange, the Private Placement Offering (as that term is defined herein) and the issuance of the IR Securities.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Gui Hua Lan, Feng Lan, Lei Lan, and Zheng Yi Wang to the board of directors of our Company, with Gui Hua Lan serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Gui Hua Lan as our Chief Executive Officer, Feng Lan as our President, Qiong Hua Gao as our Chief Financial Officer, Lei Lan as our Executive Director of Sales, Peng Chen as our Chief Technological Officer and Zheng Yi Wang as our Executive Director of Exports. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about August 11, 2006.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov .

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On June 30, 2006, the Company entered into the Exchange Agreement with Shenghuo China and LIMI. Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 16,255,400 shares of common stock to LIMI and its designees in exchange for 93.75% of the equity interest in Shenghuo China. Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	Shenghuo China will become a 93.75%-owned subsidiary of SRKP 8;

•	We will assume the operations of Shenghuo China and its subsidiaries;

•
We will issue 15,213 ,000 shares of common stock to LIMI, 567,600 shares of common stock to Marvel International Limited, as a designee of LIMI, and 474,800 shares of common stock to FirstAlliance Financial Group, Inc., as a designee of LIMI;

•
We will issue 200,000 shares of our common stock and five year warrants to purchase 100,000 shares of our common stock at a per share exercise price of $2.50 for investor relations services (the “IR Securities”);

•	We will cause 2,036,000 shares of our common stock held by certain of our shareholders to be cancelled and extinguished (the “SRKP 8 Share Cancellation”);

•	We will close a private placement offering resulting in proceeds up to $1,800,000 (the “Private Placement Offering”);

•	We will change our name to “China Shenghuo Pharmaceutical, Inc.”.

As a result of the Share Exchange, we will become a 93.75% parent corporation of Shenghuo China and LIMI will become a shareholder of SRKP 8. Immediately following the closing of the Share Exchange, the Private Placement Offering and after giving effect to the issuance of the IR Securities we will have 19,119,400 shares of common stock issued and outstanding and warrants to purchase 100,00 shares of our common stock; LIMI and its designees will own approximately 85.0% of our outstanding common stock, the pre-existing shareholders of SRKP 8 will own approximately 3.5% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 10.5% of our outstanding common stock (assuming the sale of the maximum number of shares in the Private Placement Offering).

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We are relying on Regulation S of the Securities Act of 1933, as amended, in regard to the shares of common stock that we anticipate offering and selling to the LIMI and its designees pursuant to the Share Exchange. We intend to comply with the conditions of Category 3 of 903(b) as follows: LIMI and each of its designees is a non-U.S. entity, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, LIMI and each of its designees will represent that it was not acquiring the securities for the account or benefit of a U.S. person, agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act of 1933 or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Gui Hua Lan, Feng Lan, Lei Lan, and Zheng Yi Wang to the board of directors of our Company, with Gui Hua Lan serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Gui Hua Lan as our Chief Executive Officer, Feng Lan as our President, Qiong Hua Gao as our Chief Financial Officer, Lei Lan as our Executive Director of Sales, Peng Chen as our Chief Technological Offier and Zheng Yi Wang as our Executive Director of Exports. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the SRKP 8 Share Cancellation, and compliance with regulatory requirements. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement. There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of August 10, 2006, there were 2,700,000 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of August 10, 2006, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of August 10, 2006, 2,700,000 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder's name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each shareholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:

Richard Rappaport 210 South Federal Highway, Suite 205 Deerfield Beach, FL 33441	President and Director	1,039,500(1)	38.5%

Anthony C. Pintsopoulos 210 South Federal Highway, Suite 205 Deerfield Beach, FL 33441	Secretary, Chief Financial Officer and Director	243,000(2)	9.0%

All Officers and Directors as a group (two persons)		1,282,500	47.5%

12

5% Stockholders:

Debbie Schwartzberg 800 5th Avenue New York, New York 10021	1,039,500(3)	38.5%

Thomas Poletti 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	243,000(4)	9.0%

Glenn Krinsky 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	135,000(5)	5.0%

(1)	783,860 of these shares will be cancelled upon consummation of the Share Exchange.
(2)	183,240 of these shares will be cancelled upon consummation of the Share Exchange.
(3)	783,860 of these shares will be cancelled upon consummation of the Share Exchange.
(4)	183,240 of these shares will be cancelled upon consummation of the Share Exchange.
(5)	101,800 of these shares will be cancelled upon consummation of the Share Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 2,700,000 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 16,255,400 shares of common stock to LIMI and its designees, we will cancel a total of 2,036,000 shares of common stock owned by certain SRKP 8 shareholders, and will issue shares of common stock in connection with the Private Placement Offering. We anticipate that SRKP 8 will have outstanding 19,119,400 shares of common stock and warrants to purchase 100,000 shares of common stock immediately after the closing of the Share Exchange, the Private Placement and after giving effect to the issuance of the IR Securities (assuming the sale of the maximum number of shares in the Private Placement Offering). Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Kunming Shenghuo Pharmaceutical Holdings, Inc., No. 2, Jing You Road, Kunming National Economy & Technology Developing District, Peoples Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Directors and Executive Officers

Gui Hua Lan	Chief Executive Officer and Chairman of the Board	15,240,000(1)	80.0%

Feng Lan	President and Director	15,240,000(1)	80.0%

Qiong Hua Gao	Chief Financial Officer	--(2)	--

Lei Lan	Executive Director of Sales and Director	--(2)	--

Peng Chen	Chief Technological Officer	15,240,000(3)	80.0%

Zheng Yi Wang	Executive Director of Exports, Corporate Secretary and Director	15,240,000(1)	80.0%

Officers and Directors as a Group (total of 6 persons)		15,240,000(1)	80.0%

5% or more Stockholders

Lan’s Int’l Medicine Investment Co., Limited		15,240,000(1)	80.0%

(1)
Represents shares of common stock in the Company held by Lan’s Int’l Medicine Investment Co., Limited, a Hong Kong corporation (“LIMI”), of which Gui Hua Lan, Feng Lan and Zheng Yi Wang are directors and have voting and investment control over the shares owned by LIMI. In addition, Gui Hua Lan, Feng Lan and Zheng Yi Wang owns 62.2%, 5.0% and 1.3%, respectively, of LIMI’s issued and outstanding shares. Each of the foregoing persons disclaims beneficial ownership of the shares held by LIMI except to the extent of his pecuniary interest.

(2)
Excludes shares of common stock of the Company held by LIMI. Lei Lan and Qiong Hua Gao owns 9.2% and 1.3%, respectively, of LIMI’s issued and outstanding shares; however, Mr. Lan and Ms. Gao do not have voting and investment control over the shares of the Company’s common stock held by LIMI.

(3)
Represents shares of common stock in the Company held by LIMI. Mrs. Chen is the spouse of Feng Lan, who is a director of LIMI. Mrs. Chen may therefore be deemed to be the beneficial owner of the shares held by LIMI. Mrs. Chen disclaims beneficial ownership of the shares held by LIMI except to the extent of her pecuniary interest.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Gui Hua Lan, Feng Lan, Lei Lan, and Zheng Yi Wang to the board of directors of our Company, with Gui Hua Lan serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Gui Hua Lan as our Chief Executive Officer, Feng Lan as our President, Qiong Hua Gao as our Chief Financial Officer, Lei Lan as our Executive Director of Sales, Peng Chen as our Chief Technological Offier and Zheng Yi Wang as our Executive Director of Exports.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	45	President and Director	May 26, 2005 thru Present

Anthony C. Pintsopoulos	49	Secretary, Chief Financial Officer and Director	May 26, 2005 thru Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of Westpark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates(JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company's IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2005 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.

Code of Ethics

The Company has not adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Gui Hua Lan	63	Chief Executive Officer and Chairman of the Board
Feng Lan	33	President and Director
Lei Lan	32	Executive Director of Sales and Director
Qiong Hua Gao	39	Chief Financial Officer
Peng Chen	32	Chief Technological Officer
Zheng Yi Wang	61	Executive Director of Exports, Corporate Secretary and Director

Gui Hua Lan has been Chief Executive Officer and Chairman of the Board of Shenghuo China since 1995. Mr. Lan was born in Yulin, Guangxi Province and has a Bachelor's degree in engineering. He also studied at the Chongqing School of Banking and the University of Yunnan from 1959 to 1966. After graduation, Mr. Lan worked in the fields of finance, media, and government in China. In 1980, Mr. Lan established his own enterprise devoted to research on traditional Chinese medicine. From 1995 to 1999, Mr. Lan served as President of Shenghuo China. Over the last 25 years, he has overseen the successful commercial development of a large number of traditional Chinese medicine-based drugs and nutritional supplements. He owns over 20 national and international patents and has written and published numerous articles and reports on economics, many of which have been recognized by the World Organization for Traditional Chinese Medicine, Chinese economics and management institutions, and the Chinese Academy of Social Sciences. Mr. Lan also serves as President and Chairman of Kunming Nanguo Biologicial Resources Development Corp., Ltd., a pharmaceutical research company in China, and President and Chairman of Lan’s Int’l Medicine Investment Co., Limited, the controlling shareholder of Shenghuo China. Mr. Lan also holds a number of prominent political posts including,: Political commissar of Yunnan Province, committee of special economy association, committee of business association in Yunnan province, Standing Director of Chinese Entrepreneurs, Vice-chairman of the Yunnan Institution of Chinese International Trade Academics Association, Vice-chairman of Yunnan Technique Enterprises Association, president of the chamber of commerce for pharmaceuticals and health foods.

Feng Lan has been President and Director of Shenghuo China since March 2002. Mr. Lan has a Bachelor's degree in engineering. Mr. Lan graduated from Yunnan traditional Chinese Medicine College in 1996, where he majored in pharmacology. He also completed graduate studies in pharmacology at the Kunming Medicine College in 2002. Mr. Lan is a senior engineer and an academic leader in Kunming. He joined Shenghuo China in 1996, and was Secretary of the Technical Department from September 1996 to December 1999 and General Engineer from March 2000 to March 2005. In October 2004, he was elected as the new General Manager of the group and also the General Manager of the pharmaceutical company. During his tenure, he has achieved successes such as developing Xuesaitong Soft Capsule and improved production techniques and quality control systems. Mr. Lan also serves as a Director of Lan’s Int’l Medicine Investment Co., Limited, the controlling shareholder of Shenghuo China. In 1999, he received an engineering certificate. He was awarded third prize of Science and Technology Progress in Yunnan province. In 2002, he was awarded the title of Technician Making Outstanding Contributions to Kunming city.

Lei Lan has been Executive Director of Sales of Shenghuo China since October 2004 and a Director since November 2004. Mr. Lan joined Shenghuo China in 1995 and served as a vice manager of sales from July 1997 to June 1999. He also served as manager of the Yunnan Department from July 1997 to June 1999, where he managed sales within the province. Controller, Marketing Manager, and he also served as Vice General Manager of Sales from June 1999 to January 2002 and he served as Marketing Manager and Controller from June 1999 to January 2002. Mr. Lan graduated from Yunnan Ethnic Academy in July 2005 with a major in economics and management.

Qiong Hua Gao has been Chief Financial Officer of Shenghuo China since January 2005. Ms. Gao has been with Shenghuo China since 2000. From December 2001 to January 2005, Ms. Gao served as the minister of the finance department. From July 2001 to December 2001, she served as a district accountant for sales, and from July 2000 to July 2001, she served as an accountant in Shenghuo China’s Yunnan Market Department. From October 1991 to April 2000, Ms. Gao was principal accountant of Kunming Panlong Commercial Building. Ms. Gao graduated from Yunnan finance and trade institute, with an accounting degree. She joined the group in 1997, and has been in positions such as section chief of financial department, financial secretary of sales, and financial secretary of pharmaceuticals.

Peng Chen has been Chief Technological Officer of Shenghuo China since January 2005. Ms. Chen joined Shenghuo China in 1996 and served as manager of the technology department from October 2001 to December 2004. Ms. Chen has also served as manager of quality control. Ms. Chen graduated from Yunnan traditional Chinese Medicine College in 1996 with a major in pharmacology and completed her graduate study at the Kunming Medicine College in 2002. Ms. Chen is also vice chief physician and has been in positions like section chief of quality control department, vice secretary and secretary of the techniques department.

Zheng Yi Wang has served as Executive Director of Exports of Shenghuo China since November 2005 and he served as Corporate Secretary and a Director since August 2004. From June 1999 to July 2004, Mr. Wang served as Shenghuo China’s vice manager of the pharmaceuticals department, where he oversaw the manufacturing operations. Mr. Wang also served as director of the enterprise management department from August 2004 to April 2006 and has served as director of the administration center from May 2006, where he assists in management and executive affairs. Since August 2004, Mr. Wang has been a dispatching director of National Investment Entrepreneur Limited, a bio-resource company. Mr. Wang also serves as a director of Kunming Nanguo Biologicial Resources Development Corp., Ltd., a pharmaceutical research company, and a director of Lan’s Int’l Medicine Investment Co., Limited, the controlling shareholder of Shenghuo China. Mr. Wang graduated from the Kunming Medicine College in July 1968 with a major in medical treatment.

Family Relationships

Gui Hua Lan is the father of Lei Lan and Feng Lan, who are brothers. Feng Lan is the spouse of Peng Chen.

DIRECTOR AND OFFICER COMPENSATION

None of the Company's current officers or directors has received any cash remuneration since inception. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. The Company has not accrued any officer compensation.

The Company does not have a stock option plan in place. The Company does not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of common stock.

The Company did not pay any compensation to any director in fiscal years 2004 or 2005.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from May 24, 2005 (inception) to December 31, 2005 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal years, except to the following delinquent filings: (a) Form 3 filed by Anthony C. Pintsopoulos on November 7, 2005; (b) Form 3 filed by Richard Rappaport on November 9, 2005; and (c) Form 3 filed by Debbie Schwartzberg on January 12, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WestPark Capital, Inc. ("WestPark") is the placement agent for the Private Placement, the $1,800,000 equity financing to be conducted by the Company as a condition to the closing of the Share Exchange. For its services as a placement agent, Westpark will be paid a commission equal to 9.0% of the gross proceeds from the financing, in addition to a 2% non-accountable expense fee. Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in Westpark, an NASD member. Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of Westpark. Debbie Schwartzberg, one of the Company’s controlling stockholders prior to the Share Exchange, is a noteholder of the parent company of Westpark; her note entitles her to a 1.5% interest in the net profits of the parent company of Westpark. Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/   Richard A. Rappaport
Richard A. Rappaport
President

Dated: August 11, 2006